Filed Pursuant to Rule 433

Registration No. 333-160645

American International Group, Inc.

$750,000,000

4.875% Notes Due 2022

Issuer:	American International Group, Inc.

Legal Format:	SEC Registered

Securities:	4.875% Notes due 2022

Expected Ratings (Moody’s / S&P)*:	Baa1 (Stable) / A- (Stable)

Security Type:	Senior Unsecured Fixed Rate Notes

Trade Date:	June 26, 2012

Settlement Date:	June 29, 2012 (T + 3)

Maturity Date:	June 1, 2022

Principal Amount:	$750,000,000 (Securities have terms identical to the $750,000,000 aggregate principal amount of debt securities issued May 24, 2012, which, together with the Securities, are part of a single series of debt securities)

Price to Public:	101.942% of principal amount

Gross Underwriting Discount:	0.450%

Additional Concession to Underwriters:	0.596%

Proceeds to Issuer Before Expenses:	$756,720,000 (plus $3,554,687.50 of accrued interest)

Spread to Treasury Benchmark:	300 basis points

Treasury Benchmark:	1.750% due May 15, 2022

Treasury Benchmark Yield:	1.628%

Coupon:	4.875%

Yield to Maturity:	4.628%

Interest Payment Dates:	Semi-annually on the 1st of June and December, commencing December 1st, 2012 (long first coupon)

Day Count Convention:	30/360, unadjusted

Denominations:	$2,000, with increments of $1,000 thereafter

Optional Redemption:	Make-whole redemption at any time at a discount rate of US Treasury + 50 basis points

CUSIP/ISIN:	026874CU9 / US026874CU91

Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman, Sachs & Co.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407 and Goldman, Sachs & Co. toll-free at 1- 866-471-2526.